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                              May 22, 2024

       Jun Yoon
       Chief Financial Officer
       Structure Therapeutics Inc.
       601 Gateway Blvd., Suite 900
       South San Francisco, California
       94080

                                                        Re: Structure
Therapeutics Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2023
                                                            File No. 001-41608

       Dear Jun Yoon:

                                                        We have reviewed your
filings and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Annual Report on Form 10-K

       Risk Factors
       Risks Related to Our Reliance on Third Parties
       We rely on third parties for the manufacture of our product candidates for preclinical and clinical development . . . , page 82

   1.                                                   We note your disclosure
that    certain Chinese biotechnology companies and CMOs may
                                                        become subject to trade
restrictions, sanctions, and other regulatory requirements by the
                                                        U.S. government, which
could restrict or even prohibit [y]our ability to work with such
                                                        entities[.]    In
future filings, please expand this disclosure by including a discussion of pending legislation
and/or other methods that would result in trade restrictions, sanctions, or other regulatory
requirements by the U.S. government, which could restrict or even prohibit your ability
to work with such entities. Please also discuss whether any pending legislation and/or
other methods would result in sanctions or other regulatory actions could restrict or even
prohibit your ability to utilize your subsidiary's research and development operations
office in China. To the extent you are unable to replace such supply agreements or
contract manufacturing agreements, please consider whether you are
 Jun Yoon
Structure Therapeutics Inc.
May 22, 2024
Page 2
         substantially dependent on it and it is required to be filed pursuant to Item
         601(b)(10)(ii)(B) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Gary Newberry at 202-551-3761 or Lynn Dicker at 202-551-3616 if you
have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-551-3188 or Joshua Gorsky at 202-551-7836 with any other questions.



FirstName LastNameJun Yoon                                      Sincerely,
Comapany NameStructure Therapeutics Inc.
                                                                Division of
Corporation Finance
May 22, 2024 Page 2                                             Office of Life
Sciences
FirstName LastName